Exhibit 99.3

Spreadtrum Communications, Inc. Provides Fourth Quarter 2008
Business Update

Shanghai, China, December 26, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today provided an update to its fourth quarter 2008 guidance.  Due to ongoing difficulties in the Chinese economy, customers serving the Chinese mobile phone market are experiencing unusually weak demand for mobile phones.  Consequently, customers are not able to fulfill their prior commitment to the Company.  As a result, the Company expects its fourth quarter revenue to be approximately $10 million, compared with revenue of $20 million in the third quarter of 2008.  To cope with this downturn, the Company has taken a number of measures to reduce its ongoing operating expenses, including downsizing its headcount by approximately 15% from the third quarter level.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market.  The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management.  The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding fourth quarter 2008 revenue expectations and the reduction in operating expenses resulting from headcount reductions.  These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continuing weak industry demand and the effect of such weakness on revenue; and changes in political, economic, legal and social conditions in China.  For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the annual report on Form 20-F filed on June 30, 2008, especially the sections under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com